                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           Information to be Included in Statements Filed Pursuant to
                                Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         RightCHOICE Managed Care, Inc.
                        -------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    76657T102
                                   ----------
                                 (CUSIP Number)

                       The Missouri Foundation for Health
                               211 North Broadway
                            St. Louis, Missouri 63102
                          Attention: Alberta C. Slavin
                                 (314) 655-2708

                                    Copy to:
                       Blackwell Sanders Peper Martin LLP
                          720 Olive Street, 24th Floor
                               St. Louis, MO 63101
                            Attention: John R. Short
                                 (314) 345-6430
                        ------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 17, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

CUSIP No.   76657T102
         ------------

---------------- --------------------------------------------------------------------------------------------
1.               Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

                 The Missouri Foundation for Health:  43-1880952
---------------- --------------------------------------------------------------------------------------------
2.               Check the Appropriate Box if a Member of a Group (See Instructions)                 (a) |_|
                                                                                                     (b) |_|

---------------- --------------------------------------------------------------------------------------------
3.               SEC Use Only

---------------- --------------------------------------------------------------------------------------------
4.               Source of Funds

                 Not applicable
---------------- --------------------------------------------------------------------------------------------
5.               Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

---------------- --------------------------------------------------------------------------------------------
6.               Citizenship or Place of Organization

                 Missouri
---------------- -------------- -----------------------------------------------------------------------------
                 7.             Sole Voting Power
   Number Of
    Shares                      932,964
 Beneficially
 Owned By Each
   Reporting
  Person With
---------------- -------------- -----------------------------------------------------------------------------
                 8.             Shared Voting Power

                                Not applicable
---------------- -------------- -----------------------------------------------------------------------------
                 9.             Sole Dispositive Power

                                11,112,500
---------------- -------------- -----------------------------------------------------------------------------
                 10.            Shared Dispositive Power

                                Not applicable
---------------- --------------------------------------------------------------------------------------------
11.              Aggregate Amount Beneficially Owned by Each Reporting Person

                 11,112,500
---------------- --------------------------------------------------------------------------------------------
12.              Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)|_|

---------------- --------------------------------------------------------------------------------------------
13.              Percent of Class Represented by Amount in Row (11)

                 56.8%
---------------- --------------------------------------------------------------------------------------------
14.              Type of Reporting Person (See Instructions)

                 CO
---------------- --------------------------------------------------------------------------------------------

     This Amendment No. 2 amends the Reporting Person's Schedule 13D as filed with the Securities and Exchange Commission on December 11, 2000 (the "Schedule
13D") to reflect the execution by the Reporting Person of the Voting and Lockup
Agreement (the "Voting Agreement") dated as of October 17, 2001 between the
Reporting Person and WellPoint Health Networks Inc. ("WellPoint") pursuant to which the Reporting Person agrees, subject to certain limited conditions, to vote all of its shares of Common Stock of the Issuer (the "Foundation Shares")
in favor of the adoption and approval of the Agreement and Plan of Merger between WellPoint, the Issuer and a direct wholly owned subsidiary of WellPoint, whereby the Issuer will merge with and into such subsidiary of WellPoint (the
"Merger"). Terms used herein and not otherwise defined have the meanings given such terms in the Schedule 13D.

     Item 4. Purpose of Transaction.
     -------------------------------

     Item 4 is hereby amended by supplementing paragraph (a) and (b) thereof and inserting the following as a supplement thereof:

     (a) Under the terms of the Voting Agreement, the Reporting Person is required, subject to certain limited conditions, to vote in favor of the adoption and approval of the Agreement and Plan of Merger (the "Merger
Agreement") between WellPoint, the Issuer and a direct wholly owned subsidiary of WellPoint ("Acquisition Sub") pursuant to which WellPoint, Issuer and
Acquisition Sub will effect the Merger, upon the terms and conditions set forth in the Merger Agreement. The Voting Agreement is attached hereto as Exhibit 1.
The Voting Agreement is described in Item 6, below, and such description is incorporated by reference in this Item 4(a). Pursuant to the terms of the Merger
Agreement, the Reporting Person, as a shareholder of the Issuer, will surrender and exchange all of the Foundation Shares at the closing of the Merger for the consideration set forth in the Merger Agreement.

     (b) Under the terms of the Voting Agreement, the Reporting Person is required, subject to certain limited conditions, to vote in favor of the adoption and approval of the Merger Agreement as described in Item 4(a), above.
The information included in Item 4(a), above, is incorporated by reference in this Item 4(b). Under the terms of the Merger Agreement, Acquisition Sub will be the surviving corporation.

        Item 5.  Interest in Securities of the Issuer.
        ----------------------------------------------

        Item 5 is hereby amended by deleting paragraph (a) thereof and inserting the following in lieu thereof:

        (a)    11,112,500 shares of Common Stock of the Issuer,
representing approximately 56.8%* of the total outstanding shares in the this class.

*  On Amendment No. 1 to Schedule 13D previously filed by the Reporting
Person, the percentage of total outstanding shares in this class was 57.2%.
The decrease in such percentage is due to the increase in the total outstanding shares in this class as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2001.

     Item 6. Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.
---------------------------------------------------------------------------

     Item 6 is hereby amended by inserting the following as a supplement thereof:

     The Voting Agreement is attached hereto as Exhibit 1, and the general description of the Voting Agreement set forth below is qualified by reference to the text of the Voting Agreement.

     Under the Voting Agreement, the Reporting Person (i) must vote in favor of the adoption and approval of the Merger Agreement, the terms of the Merger
Agreement and each of the transactions contemplated by the Merger Agreement,
(ii) must not enter into an agreement or understanding with any person to vote or give instructions inconsistent with (i), above, (iii) waives any appraisal, dissenters' or similar rights in connection with the Merger, and (iv) will not sell, transfer or otherwise dispose of any of the Foundation Shares, enter into a swap agreement with respect to the Foundation Shares or allow any liens or other encumbrances to affect any of the Foundation Shares prior to the Merger.
In addition, the Reporting Person agrees to enter into a new voting trust agreement with WellPoint and a qualified trustee to hold in trust the number of shares of WellPoint owned by the Reporting Person as a result of the Merger which are in excess of the ownership limit as defined in WellPoint's Certificate of Incorporation. Such voting trust agreement shall replace and supersede the existing Voting Trust Agreement among the Reporting Person, the Issuer and the trustee thereunder.

     The Voting Agreement terminates if (i) the Merger Agreement is terminated,
(ii) the Merger Agreement is amended in any manner materially adverse to the
Reporting Person without the consent of the Reporting Person, or (iii) at the time of the meeting of the shareholders of the Issuer at which the Merger is to be approved, there shall have occurred or exist any change, circumstance or event that, individually or in the aggregate, has or would reasonably be expected to have a Material Adverse Effect (as defined in the Voting Agreement)
on WellPoint.

     Item 7. Material to be Filed as Exhibits.
     ------------------------------------------

     1. Voting and Lockup Agreement, dated as of October 17, 2001, by and between WellPoint Health Networks Inc., a Delaware corporation, and The
     Missouri Foundation for Health, a Missouri non-profit public benefit corporation.

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            October 25, 2001
                                            ------------------------------------
                                            Date

                                            /s/ Alberta C. Slavin
                                            ------------------------------------
                                            Signature

                                            Alberta C. Slavin, Chairperson
                                            ------------------------------------
                                            Name/Title